Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 3, 2005

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc.

Response to SEC Comment Letter dated July 28, 2005

Ladies and Gentlemen:

On behalf of Williams Scotsman International, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated July 28, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement on Form S-1 of the Company as originally filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2005 and amended on June 10, 2005 and July 8, 2005. In addition, the Company is providing certain supplemental materials to the Staff in response to the comments. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review.

The Company’s responses to the Staff’s comments are as follows:

Note 2(h).   Goodwill

1.                We appreciate the additional information you have provided. We note your conclusion that your branch offices do not constitute businesses. This conclusion appears to be inconsistent with other companies in your industry. Tell us how your business structure is different from other rental companies. Please provide us additional information regarding the specific transactions that resulted in you recording most of your goodwill. Also, please provide us your allocation of goodwill to each operating segment and explain the basis for the allocation. In addition, notwithstanding these questions, we do recognize that EITF D-101 focuses on a qualitative assessment of economic factors. However, we would like to better understand the underlying reasons for the variations in the gross margins of your branch offices in order to determine what, if any, impact such reasons may have on our understanding of other economic factors. Therefore, please explain the reasons for the variations and provide us your internal reports related to the branch offices.

Response to Comment 1

Industry Information

The Company believes that its business structure is not significantly different from other national competitors in the modular space industry. The Company believes that its regional structure is consistent with the way its other direct competitors go to market. The Company believes its competitors utilize branch locations, which include sales force personnel and a delivery and service area. These individual branches communicate with one another and corporate through management information systems that allow the branches to enter and access data through portals.

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The Company has based this on knowledge of the industry as well as published information regarding its competitors. The Company is unaware of any competitors operating in its industry that use a fundamentally different distribution process.

Goodwill

Approximately 93% of the Company’s goodwill balance at December 31, 2004 was derived from two acquisitions. The Company purchased Space Master International, Inc. in September 1998 with 12,800 units, for which the Company recorded goodwill of approximately $158 million. The Space Master units were located throughout the United States with approximately 81% of the units located in the southeast and southwest portions of United States. In February 1999, the Company acquired Evergreen Mobile Company with 2,000 units, for which the Company recorded goodwill of approximately $14 million. The Evergreen units were primarily located in the Pacific Northwest region of the United States. The Company has provided the Staff an allocation of goodwill to each operating segment supplementally. Goodwill was allocated ratably based on the book value at the acquisition date of units the Company acquired by region. The Company has allocated goodwill using this method because it concluded that the book value of rental units in a particular region is the best indicator of the relative fair value of the business by region. Rental units in a particular geographic region are the best indicator of the net cash flows generated from the customer base within the region.

Reporting Units

The Company believes that its branches do not meet the definition of a reporting unit. As the Company has discussed with the Staff previously, paragraph 30 of SFAS No. 142 indicates that:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

Based upon the information previously provided to the Staff, the Company believes that a branch does not constitute a business. In addition, the Company has indicated that segment management, defined as one level below the Chief Operating Decision Maker, does not review branch level information. The Company’s structure is as follows:

As the Company previously indicated, the Chief Operating Decision Maker (CODM), the Company’s CEO, manages the business through geographic operating segments rather than through individual branches because the operating results of large geographic regions are more representative of the Company’s operating success. The Company’s U.S. Field Manager reports directly to the CODM. The

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Company has regional managers responsible for branch administration of their respective regions who report directly to the U.S. Field Manager. Branch managers do not have regular contact with the U.S. Field Manager to discuss operating activities, financial results, forecasts or plans for the regional operating segment. Further, the U.S. Field Manager relies on regional financial results when assessing the operating performance of the regions, not branch operating results.

No branch in the Company accounted for more than 5% and branches average 1.2% of the Company’s total revenues on average. Accordingly, the Company does not compile internal reporting or analytical information summarizing branch operating results that is utilized in assessing the general reasons for variations in gross margins between branch offices. The Company has provided supplementally copies of the internal reports utilized by the U.S. Field Manager when assessing performance at the regional level. Regional managers and branch managers receive a corresponding report for their respective region/branch. These managers will then utilize this information to manage their respective regions/branches accordingly.

The Company continues to believe that its annual goodwill impairment test should not be completed at 85 branch components. This conclusion is based on a comprehensive review of the accounting pronouncements promulgated to address goodwill impairment testing as applied to the Company’s specific facts and circumstances. In order to assist the Staff in further understanding the Company’s position, the Company believes the following summarization may be helpful.

Statement 142 includes the following guidance for determining reporting units:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

In its letter dated July 21, 2005, the Company described why it did not believe its branches met the definition of a business in accordance with EITF 98-3, including a company-specific analysis addressing the characteristics of a business as outlined in EITF 98-3. In the Staff’s Comment Letter, the Staff indicated that this conclusion differs from others in the Company’s industry, while offering no specifics. The Staff asked the Company to tell them how its business structure is different from other rental companies. The Company does not have the ability to determine from public filings how its competitors have applied EITF 98-3 to their goodwill impairment test. However, the Company does know that its two most comparable competitors have branch structures and have indicated in public filings that those branches are economically similar. The Company asks that the Staff consider its company-specific discussion of why its branches are not a business under EITF 98-3.

Segment management, as defined in paragraph 14 of Statement 131, is either a level below or the same level as the chief operating decision maker. According to Statement 131, a segment manager is “directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”  The approach used in Statement 142 to determine reporting units is similar to the one used to determine operating segments in Statement 131; however, Statement 142 focuses on how operating segments are managed rather than how the entity as a whole is managed. The approach in Statement 142 is consistent with the FASB’s intent that reporting units should reflect the way an entity manages its operations. As the Company indicated in its letter of July 21, 2005, and as more fully discussed above, the Company’s segment manager as defined by Statement 131 is the Manager of U.S. Field. Regional managers are not segment managers under the FASB’s definition because they are not directly accountable to or maintain regular contact with the Company’s CODM. The Manager of U.S. Field does not routinely review branch reports to assess segment operating performance or plans for the Company’s regional segments. Using the managerial approach prescribed by Statement 131 and EITF D-101, the Company’s branches are accordingly not reporting units.

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Even if the Staff does not agree with the Company’s conclusion that its branches are not businesses, nor agree with the Company’s analysis of what constitutes a level below the CODM, Statement 142, provides that two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Company believes that its branches clearly have similar economic characteristics. In addition to the characteristics specified in Statement 131, EITF D-101 provides four additional characteristics indicating the economic similarity of components. The Company provided to the Staff an analysis of each of these characteristics and why they all indicated that the Company’s branches are economically similar, despite the fact that it is not necessary that each of the characteristics be present to draw such a conclusion. The Staff appears to be concerned that branches may have differing gross margins. The Company believes that this quantitative analysis is less relevant than the qualitative analysis prescribed by EITF D-101. Management recognizes that these variances will naturally occur when an enterprise is bifurcated into minute components representing on average 1.2% of revenue and have a differing mix of lease and sales transactions in any given period.

The FASB Staff has noted that “how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity.”  The Company has already discussed above how it manages its operations. The majority of the Company’s goodwill was recorded upon the acquisition of Space Master in 1998.  The Company closed most of the 26 branches of Space Master that existed at the acquisition date within a short period of time after the acquisition date, integrating those acquired operations within its existing regional structure. This demonstrates conclusively that the Company’s goodwill is not recovered from the operations of a particular branch, but rather from cash flows generated within the Company’s regional operating structure. The Company further supported this concept when it advised the Staff in its letter of July 21, 2005 that the Company’s rental fleet moves frequently from branch to branch to support its customer’s needs.

Note 2(q).   Business Segment

2.                We have reviewed the additional information you have provided and we note that the Mid-Atlantic region has consistently higher gross margins while the Central Northwest region has consistently lower gross margins. As a result of these dissimilar economic characteristics, it appears to us that it may not be appropriate to aggregate your geographic regions into one reportable segment. In addition, in regard to your concern that you redefine your operating segments, it appears to us that complying with paragraph 34 of SFAS 131 should alleviate potential investor confusion.

Response to Comment 2

Segment Reporting

The Company has concluded that its operating segments are economically similar and may be aggregated in accordance with Statement 131. The Company acknowledges that some differences in margin exist between its operating segments, but it does not believe that these differences distinguish in any fashion how its CODM allocates resources or manages the business. How the Company segments its business is controlled solely by how many competent regional managers the Company has developed to manage the business. Supporting this fact, as the Company has stated in previous communications, is that the Company continually changes its regional reporting structure. In the past 10 years, the Company has changed this structure eight times. The Company believes its ability to make these changes so frequently based on changes in personnel is supportive of its conclusions that its operating segments are economically similar. The Company further believes that changing segments so often will create investor confusion regarding an investor’s ability to understand continuous change in its geographical reporting structure. The Company believes its competitors operate in a similar manner and has provided information supplementally regarding the Company’s belief.

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Based on the detailed analysis in its previous response letter to the Staff, the Company’s management, audit committee and auditors have concluded and continue to believe that it is appropriate to aggregate the Company’s regions into one reporting segment under Statement 131.

Note 11.   Assets Held for Sale

3.                Based on the information you have provided us, we note that your costs to refurbish a unit are substantial relative to the unit’s historical cost. This appears to indicate that the residual value of a unit may be lower than your current estimate. In addition, although the impairment charge you recorded in 2003 took place under distressed conditions, the magnitude and nature of the charge also may indicate that your current estimate of residual value is high. Please provide us the following information so that we may better understand the nature of your refurbishments as well as the impact on your financial statements:

•       a description of the specific improvements made to a unit that is refurbished

•       the average book value and age of units under an arrangement versus idle units at each balance sheet date

•       the average selling price, book value and age of refurbished units sold in each period presented

•       the average selling price and book value of any unrefurbished units sold in each period presented

•       the amount of any losses on disposal of refurbished and unrefurbished units in each period presented

•       the geographic region(s) in which the units included in the 2003 impairment charge were located

•       a description of how you access your rental fleet for impairment

Notwithstanding these questions, we note that your units are essentially inventory and that any gains or losses on units sold are included in gross profit. Therefore, please explain to us why you have not included the impairment charge in this subtotal.

Response to Comment 3

Assets Held for Sale

In Comment 3, the Staff indicates that it appears that the residual value of a unit may be lower than the Company’s current estimates. The Company believes that its current estimates of residual value are well supported by its history and consistent with industry practice. The competitors in the Company’s industry utilize similar residual values and lives, and the Company has consistently sold used units at a profit. As the Company indicated in its response of July 21, 2005, on average the Company sells units at a premium to net book value of 30%.

The Company has previously noted that the age of the unit does not significantly impact the Company’s ability to lease the unit. Branch operating results are not subject to factors affecting other rental companies such as changes in technology. Unlike other rental companies outside of the modular space industry (e.g. automobile or tool rental companies), the Company’s units are not subject to significant technological advancements and maintain their utility if well maintained.

The following table of aging statistics at December 31, 2004 and 2003 summarizes the age of the Company’s fleet in five-year increments, as well as the utilization levels of each age increment, which demonstrates that even the Company’s oldest units provide utilization levels in excess of 70%. The

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Company has further provided below in response to the Staff’s request the average book value and age of units on rent vs. idle at the balance sheet dates.

December 31, 2004

Age Group	Total Units	% of Total Units	Total NBV (in millions)	% of Total NBV	Utilization %
0 to 4	25,253	26.6%	$303.0	34.4%	83.8%
5 to 9	37,974	40.0%	367.2	41.7%	83.1%
10 to 14	11,519	12.1%	102.7	11.7%	72.0%
15 to 19	14,181	14.9%	86.6	9.8%	74.6%
20 years and greater	6,121	6.4%	21.2	2.4%	73.4%
	95,048	100.0%	$880.7	100.0%	81.0%

December 31, 2003

Age Group	Total Units	% of Total Units	Total NBV (in millions)	% of Total NBV	Utilization %
0 to 4	29,565	32.5%	$326.8	39.5%	84.6%
5 to 9	32,175	35.4%	311.4	37.6%	77.2%
10 to 14	10,535	11.6%	96.3	11.6%	70.9%
15 to 19	14,330	15.8%	79.8	9.6%	76.7%
20 years and greater	4,346	4.8%	13.9	1.7%	74.4%
	90,951	100.0%	$828.1	100.0%	79.3%

Assessment of Rental Fleet

In response to the Staff’s questions regarding the specific improvements made to a refurbished unit and the process for assessing the fleet for impairment, the condition of the Company’s older units is not generally any different than that of newer units. Units that are on rent must be in rentable condition, or else the customer would reject them. The Company reviews its units for impairment when events or circumstances indicate that these assets may be impaired. This event typically occurs when a unit comes off rent. The Company inspects all units that come off rent when the units are returned to ensure that the steel frame chassis that are the “foundation” of the mobile office units are structurally sound. The Company believes that the skeletal components of a unit, i.e. those components that would cause a unit to be irreparable, approximate at least 50% of the cost of a new unit. Branch personnel experienced in assessing the condition of a unit perform these inspections. To the extent that a unit is considered unrentable or irreparable, it is considered impaired and adjustments are made to its book value in accordance with SFAS No. 144.

Assuming that frame integrity exists, required maintenance, if any, is performed on these off-rent units as they are prepared for future customers. To the extent that a unit requires major refurbishment, the Company performs a complete overhaul of the unit. This overhaul comprises the following:

•       Walls and Flooring

•        Ensure exterior walls are properly fastened to the floor, lagged or bolted at unit corners.

•        Replace any moldy or wet insulation.

•        Install/replace exterior sheathing as needed.

•        Add third axle to 10’ and 12’ wide units where exterior sheathing has been added.

•        Repair interior wall cavity and replace interior paneling.

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•        Repair or replace damaged floor decking.

•        Install new floor tiling.

•        Replace axles and tires.

•       Windows & Doors

•        Replace all existing windows with new windows.

•        Replace exterior doors with new steel doors.

•        Replace all locksets.

•       Exterior siding

•        Replace all exterior siding with new materials.

•        Replace, if required, any exterior running lights.

•       Roofing

•        Inspect roofing for damage, repair as needed. If unit has a galvanized roof and is in sound condition, the entire surface is recoated.

•        If galvanized roofing is in poor condition, replace the roof.

•        Remove and replace powered roof ventilation.

•       Plumbing, Heating and Electrical

•        Replace all plumbing fixtures.

•        Repair and replace wiring.

•        Install new light fixtures.

In summary, the Company evaluates the future prospects of all if its off-rent units when they are initially returned by customers, regardless of age of unit.

Age and Average Book Value of Units

The Staff requested that the Company provide the average book value and age of units under lease versus idle at each balance sheet. The table below demonstrates that the average age of units on rent is not significantly different from the average age of idle units for the periods presented.

December 31, 2004

	Units on Rent			Idle Units
Age Group	Total Units	Average Book Value	Average Age	Total Units	Average Book Value	Average Age
0 to 4	21,352	$11,892	3.1	3,901	$12,593	2.7
5 to 9	31,684	9,625	7.1	6,290	9,877	7.4
10 to 14	8,352	8,847	12.0	3,167	9,093	12.0
15-19	10,630	6,083	17.1	3,551	6,186	17.0
20 years or greater	4,718	3,303	24.8	1,403	4,027	23.9
Total	76,736	$9,292	9.0	18,312	$9,156	10.3

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December 31, 2003

	Units on Rent			Idle Units
	Total Units	Average Book Value	Average Age	Total Units	Average Book Value	Average Age
0 to 4	25,270	$10,939	3.2	4,295	$11,728	3.1
5 to 9	24,995	9,609	7.0	7,180	9,907	7.4
10 to 14	7,374	9,255	12.7	3,161	8,867	12.7
15-19	11,270	5,432	17.0	3,060	6,076	17.1
20 years or greater	3,399	3,039	26.8	947	3,744	25.1
Total	72,308	$9,078	8.8	18,643	$9,208	9.8

Information Regarding Units Sold

Set forth below is information regarding the average selling price, book value, age and losses for refurbished and unrefurbished units.

	2002	2003*	2004*
Average selling price per unit	$6,929	$5,979	$6,343
Average book value/unit	$5,319	4,819	$4,943
Average Age	9.6	14.3	13.3
Gross Profit
Total	$5,787,000	$4,373,000	$6,459,000
Total Units Sold	3,425	3,481	4,468
Losses Recorded on Units Sold
Total	$290,800	$926,200	$908,500
Total Units	108	353	732

*                    Does not include sales of units which were subject to the 2003 held for sale impairment charge

The Staff requested that the Company provide the information above for units that have been refurbished versus units with no refurbishment. The Company’s information systems were not set-up to capture per unit information related to refurbishments, as the Company did not consider these data characteristics relevant to its financial reporting. As a result, the necessary data fields that would allow for such information to be accumulated for thousands of transactions in an accurate fashion does not exist. In order to address the Staff’s comment, the Company has sampled 190 sold units for 2004 that it was able to identify with a major refurbishment. The average selling price, average book value and average age related to these units was calculated as $9,790, $7,166 and 16 years respectively. Accordingly, the Company reported net gains of $498,000 on these refurbished units. Gross losses were recorded on 42 units and aggregated only $55,000.

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2003 Impairment by Geographic Region

The Staff requested that the Company provide the geographic regions in which the units included in the 2003 impairment charge were located. The Company notes the following:

Region	Total Units	Average Net Book Value
Central Northwest	192	$12,583
Central Southwest	286	10,511
Mid-Atlantic	588	6,923
Northeast	448	6,834
Southeast	1,380	5,236
Total	2,894	$6,835

The average net book value represents the pre-write-down amount.

Reporting of 2003 Asset Impairment Charge

Regarding the Staff’s question as to why the Company did not include the impairment charge in the gross profit subtotal, the Company believes it was appropriately following the guidance in SFAS No. 144 regarding long lived-assets of lessors. Paragraph three of SFAS No. 144 indicates that:

“This Statement applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including (a) capital leases of lessees, (b) long-lived assets of lessors subject to operating leases, (c) proved oil and gas properties that are being accounted for using the successful-efforts method of accounting, and (d) long-term prepaid assets.”

As a result, the Company recorded the charge in accordance with paragraph 45 of SFAS No. 144, which indicates that a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3245 or John Kennedy at (212) 373-3025.

Sincerely,
/s/ GARY LI
Gary Li
cc:	Gerard E. Holthaus
John B. Ross, Esq.
Williams Scotsman International, Inc.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen and Hamilton LLP

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Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 17, 2005

Via EDGAR

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc. Amendment No. 3

Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

On behalf of Williams Scotsman International, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2005 and amended on June 10, 2005 and July 8, 2005.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated July 14, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein (the “Prospectus” or “Amendment No. 3”, as applicable).

Please note that Responses to Comments 4, 5, 6 and 7 below are identical to those submitted to the Staff in a letter dated July 21, 2005 by us on behalf of the Company. We also submit in electronic form for filing the response to the SEC Comment Letter dated July 28, 2005 from Pamela A. Long, which response letter was submitted to the Staff by us on behalf of the Company on August 3, 2005.

Total Sources and Uses of Funds, page 4

1.                It appears to us that you should reflect also additional borrowings under the amended and restated credit facility and the payment of the prior revolving credit facility and the prior term loan.

Response to Comment 1

The Company has revised the Prospectus as requested. See page 4 of Amendment No. 3.

Use of Proceeds, page 23

2.                It appears that the amount of net proceeds from the offering listed in the table should be revised due to the selling stockholders’ participation. Revise the table to reflect the net proceeds to Williams Scotsman.

Response to Comment 2

The net proceeds to the Company will not be affected by the selling stockholders’ participation. The Company will increase the size of the offering in the next pre-effective amendment to reflect the selling stockholders’ participation.

Principal and Selling Stockholders, page 77

3.                Disclose the number of shares offered by each selling stockholder and how each selling stockholder acquired the shares to be offered.

Response to Comment 3

The Company will disclose the number of shares offered by each selling stockholder in its next pre-effective amendment. The Company has disclosed how each selling stockholder acquired the shares to be offered. See page 77 of Amendment No. 3.

Consolidated Statements of Stockholders’ Equity, page F-12

4.                We note your response to prior comment 8. However, we note also that you recognized stock option compensation expense in 2003 and 2004. Thus, it appears to us that you had unvested options upon your adoption of SFAS 123. As a result, it is unclear to us why you did not have stock-based compensation liabilities and related deferred tax balances in accordance with paragraph 2(c)(b) of SFAS 148. Please clarify.

Response to Comment 4

The Staff is correct that the Company recognized stock compensation expense in 2003 and 2004. The Staff is further correct that the Company had unvested options upon its adoption of SFAS No. 123. The Company notes however, that as it relates to these unvested options, the Company appropriately did not have any stock-based compensation liabilities or related deferred tax balances.

Paragraph 2(c )(b) of  SFAS No. 148 provides that for awards that are unvested or, in the case of certain variable awards, unexercised as of the beginning of that period, stock-based compensation liabilities and related deferred tax balances shall be recognized in accordance with SFAS No. 123. The Company further notes that paragraph 25 of SFAS No. 123 indicates that:

“Some awards of stock-based compensation result in the entity’s incurring a liability because employees can compel the entity to settle the award by transferring its cash or other assets to employees rather than by issuing equity instruments.”

The Company notes that all awards existing at January 1, 2003, the adoption date of SFAS No. 123 under the modified prospective method were equity awards which did not result in the recording of a liability under SFAS No. 123. Thus, no adjustment under paragraph 2(c)(b) of SFAS No. 123 is required.

Note2(h).   Goodwill, page F-15

5.                Based upon the margin analysis that you provided supplementally, we are unclear on how you determined that the economic characteristics of the branch offices are similar. Provide us a comprehensive description of how you considered the range of gross margins throughout the branch offices for each of the periods presented. Also tell us if you considered additional economic characteristics, including revenue trends.

Response to Comment 5

Paragraph 30 of SFAS No. 142 defines a reporting unit as follows:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business (as defined by EITF 98-3) for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

The Company has concluded based on a careful analysis that its branch components do not constitute a business and have similar economic characteristics.

Evaluation as a Business.

Paragraph 6 of EITF 98-3 in paragraph 6 defines a business as follows:

“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

The Company determined that its branches do not meet the definition of a business outlined in EITF 98-3.

The Company’s branches are repositories or depots for the Company’s rental equipment. In addition, the branches include limited numbers of employees who take orders, purchase some supplies and maintain only certain aspects of the Company’s customer relationships. The necessary processes (defined in paragraph 6e of EITF 98-3 as “systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes”) are never performed at the branch level, but rather are performed at the Corporate and Regional level.

For example, the Company’s corporate and regional offices conduct the necessary sales, marketing, billing, collections, fleet management, and information systems management. Further, contract review and approval, credit evaluation, legal services, insurance, employee benefits and cash management are all performed at the corporate level. In addition, the decision to acquire rental equipment inventory, which constitutes the Company’s largest branch asset, is made at the regional level. This is a result of the Company’s fleet management network as described on page 53 of the Amendment No.2 to the S-1 which allows for the sharing of assets or rapid redeployment of fleet between branches and regions. To the extent that product is not available at a branch, the Company routinely moves inventory between branches or services customers across branches where demand in a particular branch is exceeding supply or can be better met. Further, it is not unusual when a branch has a new sale or lease that requires significant resources to utilize employees from other branches to assist in completing the sale or lease. Decisions to transfer units between branches or regions as well as human resources are made at the regional level and not the branch level. The Company multi-state codes its equipment when constructed to allow for ready transfer. In November 2001, the EITF in D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No, 142, stated:  “The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”

Based on the Company’s assessment of the activities not performed at a branch, as noted above, the full compliment of services provided to the branch is not minor and the timeframe, level of effort and cost required to obtain these missing services would require more than an insignificant investment by the branch in order for the branch to start and maintain operations.

Evaluation of Economic Similarity.

While the Company believes that the factors above indicate that the branches do not constitute a reporting unit as the branch is not a business, the Company also believes that its branches meet the definition of economically similar, and therefore for that reason alone do not qualify as a reporting unit under FAS 142.

To provide guidance on the evaluation of economic similarity, the EITF stated in D-101:

“In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of Statement 142 states that the guidance in paragraph 17 of Statement 131 should be considered. The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination. However, the Board did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:

•        The manner in which an entity operates its business and the nature of those operations

•        Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

•        The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

•        Whether the components support and benefit from common research and development projects.”

The Company concluded that all of the factors in paragraph 17(a)-(e) of Statement 131 are met. Specifically, the Company previously provided to the Staff its analysis of (i) the nature of the products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services, (iv) the methods used to distribute products or provide services, and (v) the nature of the regulatory environment. In the Company’s communications with the Staff, there has been an implication that because branch gross margins vary by more than immaterial amounts, the branches cannot have similar economic characteristics when evaluating the existence of reporting units under FAS 142. The Company notes that the EITF appeared to reject that approach in EITF D-101, when they stated that “the assessment should be more qualitative than quantitative.” The Company believes EITF D-101 gives companies greater latitude in evaluating whether components should be aggregated than initially thought based solely on the reference in Statement 142 to the guidance in paragraph 17 of Statement 131. For example, just because gross profit margins may vary significantly between components does not necessarily mean that those components cannot be aggregated. With 85 branches, it would not be unusual that there would be branches with varying margins because of the mix of unit sales as compared to leasing activities conducted by a particular branch in a particular financial reporting period.

In addition to evaluating the factors in paragraph 17 of Statement 131, the Company as required by EITF D-101 evaluated the following additional factors.

The manner in which an entity operates its business and the nature of those operations.

The Company’s branch network is a support network for the distribution of its products and services and acts as a depot for idle fleet until lease or sale to customers. Because of the significant number of branches (85), customer needs are often met by different branches of the Company’s network principally depending on the availability of rental equipment or the services needed. Cash flows of the Company are accordingly not unique to a branch and may be readily transferred from branch to branch depending upon customer needs and how management chooses to distribute its equipment. The Chief Operating Decision Maker (CODM), the Company’s CEO, manages the business through geographic operating segments rather than through branches because the operating results of larger geographic regions are more representative of the operating success of the business in penetrating markets and serving customers. These geographic operating segments have one segment manager, the Company’s COO, who does not routinely review branch operating results, but rather assesses performance through a review of regional operating results.  Branch managers do not have regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the regional operating segments because of the view that individual branches are not particularly relevant to the evaluation of the segment’s operating results.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert.

The FASB noted that even though segment management might review the operating results of a number of business units, components with similar economic characteristics should be aggregated into one reporting unit because the benefit of goodwill is shared by components of an operating unit that have similar economic characteristics. Because of this sharing of benefits, allocating goodwill among those components would be arbitrary and unnecessary for the purpose of testing goodwill for impairment.

Goodwill is not recoverable from the separate operations of any branch. Where the Company establishes a branch, how many branches the Company operates, and how it realigns branches to respond to changing customer demand does not fundamentally affect the cash flows that the Company generates from its customer base.

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

As previously discussed, branches extensively share the Company’s equipment rental fleet. As of December 31, 2004, 79% of the Company’s consolidated assets excluding goodwill is represented by rental equipment. The significance of this factor cannot be underestimated. In order to complete a Phase I impairment test under FAS 142 assuming that branches are reporting units, the Company would need to allocate rental equipment to individual branches to arrive at branch net assets. Because this rental equipment is extensively shared among branches, such an allocation would be arbitrary. If the assignment of assets and liabilities to a component requires an excessive amount of arbitrary allocations, the Company believes this is a strong indicator that the component is either not a business (because all of the conditions in EITF 98-3 are not met) or it is economically similar to another component and should be aggregated with that other component.

Whether the components support and benefit from common research and development projects.

The Company does not conduct research and development activities.

In summary, the Company believes based on the provisions of FASB Statement 142 and the clarifying guidance in EITF Topic D-101 that the Company’s branches are not reporting units for purposes of the goodwill impairment test.

6

Note 2(q).   Business Segment, page F-19

6.                Based upon the information that you provided supplementally, it is unclear to us how you determined that your operating segments have similar economic characteristics. Provide us a comprehensive analysis of how you have considered the variations in gross margins realized by the geographic regions in each of the periods presented. Also tell us how you have considered the fact that some regions consistently have significantly higher and lower profitability than other regions. We note also your first risk factor is that localized economic downturn or weakness could impact materially your results.

Response to Comment 6

The Company determines its operating segments have similar economic characteristics based on a qualitative and a quantitative analysis of its business and its segments. The Company has segmented its business into geographic regions of the Company to allow for more efficient management of its operations, not because of any particular attributes of those regions as compared to any other. In fact, the Company could just have readily segmented its operations into different geographic regions than its current five regions and achieved the same managerial objective. When regional managers are displaced, the Company has historically reconsidered the branches that are included in a particular region without regard to any particular economic considerations.

Several examples highlight this fact pattern:

•       During 2004, the Company operated with a west coast regional manager. At the time the West Coast region encompassed primarily the states of California, Arizona and Nevada. Upon the departure of this manager, the Company reviewed its current regional structure and as a result, concluded that it would not replace this manager. As a result, the Company transferred all branches in the southern half of California and Arizona to a region supervised by a manager in Texas and the northern half of California and Nevada to a region supervised by a manager in Illinois.

•       In 2005, after the placement of a new regional manager in the Mid-Atlantic region, the Company transferred branches located in the Carolinas to the Southeast region supervised by a manager located in Florida. As a result of this transfer of branches, the Mid-Atlantic regions margins further improved by over 1.6%.

The examples above are not isolated as the Company has re-defined its regions multiple times over the last 10 years.

The Company is readily able to manage its business in such a fashion because the Company frequently transfers its fleet between branches and from region to region as demand and conditions require. The Company’s customers in a particular region are not serviced any differently than others in different regions, nor do they require differing products to meet their needs.

The Staff has inquired about the first risk factor in the Prospectus regarding the impact of localized economic downturns. The Company agrees that local economic downturns or weakness could impact its results. However, the Company believes that any local downturns would provide only a short-term swing in its operating results and would not affect the economic characteristics of the regions for the long-term. As provided by paragraph 17 of SFAS No. 131, economic characteristics should be assessed on a long-term basis.

The similarity of the Company’s operating segments from a quantitative perspective is demonstrated by the similarity of their long-term margins. The following table is provided to assist in the discussion below:

	Northeast	Southeast	Central Southwest	Central Northwest	Total	Mid-Atlantic	Canada (immaterial)
Gross Profit Percentage
2004	45.2%	45.6%	46.5%	44.2%	45.5%	56.3%	51.3%
2003	49.8%	50.3%	50.7%	42.5%	48.6%	57.6%	48.2%
2002	49.3%	51.6%	49.6%	41.0%	48.0%	57.9%	43.1%

Excluding the Mid-Atlantic Region, the Company’s material operating segments in 2004 had average margins of 45.5%, with segments having margins between 44.2%-46.5%. In 2003 and 2002, the Company also had limited variability in its margins. The Company’s Central Northwest Region in 2003 and 2002 had margins less than the average region by 5% to 7%; however, these margins were lower due to somewhat more limited penetration of that regional market in those years. By 2004, as previously noted, the Company’s Central Northwest Region was even more comparable to its other regions.

The Company’s Mid-Atlantic Region has had traditionally somewhat higher margins than its other regions (56%-58%). Given that the roots of the Company are within the Mid-Atlantic region (over 30 years), it is a more penetrated market and branches currently included in this region have been in existence for a longer period. As a result of its longer term investment with employees who have significant experience with the Company, the Company is able to utilize more company personnel in the Mid-Atlantic region to provide services as compared to more expensive subcontract labor utilized more extensively in other regions. As the Company’s regions grow, the Company typically adds more in-house employees and reduce the level of subcontract labor that it utilizes. Despite some higher margins in Mid-Atlantic, the Company determined all regions have the same attributes discussed in paragraph 17 of SFAS No. 131.

Accordingly, consistent with the overall objectives of segment reporting as discussed in SFAS No. 131, the Company believes that separate reporting of operating segment information will not add significantly to an investor’s understanding of its business because its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. Additionally, as discussed above and as its history shows, the Company frequently redefines its geographic operating segments and to continually update its segment disclosure as regions are redefined would add confusion to the investors interpretation of its results.

The Company has supplementally provided to the Staff the Williams Scotsman financial results package for May 2005, which was reviewed by the chief operating decision maker of the Company. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review.

Note 11.   Assets Held for Sale, page F-29

7.                We appreciate the additional information that you provided. We note that you sold 3,500 units in 2004 at an average price of $8,400. We note also that the 2,900 units held for sale were written down by an average amount of $6,700 and sold for $100 to $400 each. Help us understand the reasons for the significant discrepancies in these items. Also tell us:

When the units held for sale were sold and what the impact of those sales was in each period.

The amount of the incremental investment that you would have been required to make for the units held for sale to be rented.

If and how you consider future incremental investments in determining useful lives and salvage values.

Response to Comment 7

Regarding the Staff’s request to help in your understanding of the reasons for the significant discrepancies in average sales price, during 2003, the Company’s utilization was at its lowest point in 10 years as discussed in its previous comment letter response. As a result, the Company determined to sell off excess capacity as-is, where-is, an unusual way for the Company to sell its rental equipment. This sell-off represents the first “fire” sale undertaken by the Company in its extensive history. In determining units to dispose of, the Company did not pick newer units but selective older units. The selection of these 2,900 units at the time represented less than 3% of its fleet. As a result of the Company’s selection process, the units selected represented units that would have required a larger incremental investment to place on rent, as compared to newer units, resulting in the disparity in sales price.

Supporting the Company’s assessment that its useful lives and residual value estimates remain appropriate, the Company has identified more than 1500 units that were sold during 2004. These units were over 15 years old (excluding the 2003 disposal group) and were sold at an average gross margin in excess of 22%. In addition, units with a life of 15 years or greater have a utilization rate consistent with units that are newer.

Regarding the Staff’s other questions:

•       Units held for sale were sold throughout 2004 and by December 31, 2004, 90% of the units held for sale were disposed. As of May 31, 2005, that amount is in excess of 93%. The resulting impact of these sales was not significant to the financial statements as proceeds to date from the sale of these units approximates $900,000 with the majority of these proceeds received in 2004.

•       The Company estimates that the amount of incremental investment necessary to make the units held for sale rentable on average approximated $6,500 per unit. The Company further notes that it did not make this investment because of costs but because of market conditions. With the lack of availability of cash given the economic environment at the time and the Company’s high leverage, the Company could not make the incremental investment with the existing uncertainty in the market.

•       Regarding how the Company considers future incremental investments in determining useful lives and salvage values, its units are not valued from a market perspective by age but by quality of the unit. Unlike the cases of automobiles and other vehicles, the Company believes that its customers generally do not know or care about the age of a rental unit. Instead, customer focus is on whether the unit is clean, presentable and functional. As noted previously, the incremental costs to make the above units rentable approximated $6,500 per unit. The current cost to acquire a unit new approximates $17,500. Given that on average, units require one major refurbishment in their lifetime, it is a more economically sound decision, assuming adequate utilization levels, to refurbish a unit as opposed to buying new.

The Company has been using the same useful life for at least the last 15 years and consistently sells units at a premium to net book value of 30% as disclosed in Amendment No.2 to the S-1 on page 51. Other than the impairment above, the Company has not had another impairment of significance in its history. The Company believes that a transaction of less than 3% of its units which has not been a recurring event does not fundamentally contradict its estimated average useful life or the salvage value of its assets.

Exhibits 10.22, 10.24, 10.25, 10.26, and 10.27

8.                Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits in their entirety, revise or advise.

Response to Comment 8

As requested, the Company refiled the agreements included in Exhibits 10.22, 10.24, 10.25 and 10.26 with its quarterly report on Form 10-Q for the quarter ended June 30, 2005 on August 15, 2005. Exhibit 10.27 does not have any annexes, appendices, exhibits or schedules.

Draft of Exhibit 5.1

9.                Provide written confirmation on the EDGAR system that counsel concurs with our understanding that the reference and limitation to Delaware General Corporation Law include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Response to Comment 9

We confirm that the reference and limitation to Delaware General Corporation Law in our opinion include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Gary Li at (212) 373-3245.

Sincerely,
/s/ JOHN C. KENNEDY
John C. Kennedy

cc:	Gerard E. Holthaus
John B. Ross, Esq.
Williams Scotsman International, Inc.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen and Hamilton LLP